October 15, 2008

VIA FACSIMILE AND EDGAR TRANSMISSION

Ms. Laura Nicholson

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Petróleo Brasileiro S.A.—PETROBRAS Form 20-F for the Fiscal Year Ended December 31, 2007 Filed May 19, 2008 File No. 1-15106
Petrobras International Finance Company Form 20-F for the Fiscal Year Ended December 31, 2007 Filed May 19, 2008 File No. 1-33121

Dear Ms. Nicholson:

By letter dated September 30, 2008, the Securities and Exchange Commission (the “Commission”) provided certain comments related to the annual reports on Form 20-F filed on May 19, 2008, by Petróleo Brasileiro S.A.—PETROBRAS (“Petrobras”) and Petrobras International Finance Company (“PifCo,” and together with Petrobras, the “Companies”).

The Commission asked the Companies to respond to such comments or tell the Commission when they will respond within ten business days, which deadline would have elapsed today. On October 14, 2008, counsel for the Companies contacted you by telephone to request a one-week extension of that deadline. You granted the Companies’ request. Consequently, the Companies undertake to submit a response to the Commission’s comments on or before Tuesday, October 21, 2008.

Petrobras and PifCo appreciate the staff’s accommodation in this matter.

.

Ms. Laura Nicholson

Very truly yours,

/s/ Lucas Mello

________________________________

Name: Lucas Mello

Title:   Petrobras Investor Relations Manager

cc:	Roger Schwall Assistant Director Division of Corporation Finance Securities and Exchange Commission

Nicolas Grabar Cleary Gottlieb Steen & Hamilton LLP